UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of December 2005

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

FIAT SELLS ITS INTEREST IN RUBATTINO

SIGNATURES

Fiat sells its interest in Rubattino

The Fiat Group sells its interest in Rubattino 87 S.r.l., a company dealing with real estate development of the formerly Innocenti/Maserati area in Milan.

Fiat Partecipazioni sold its interest in the capital stock of Rubattino 87 S.r.l., equal to 30.59%, to the Aedes Group, being this investment no longer strategic to it. The sale price was set at approximately 3.3 million euros, in line with the pro-quota value of the company’s equity. Simultaneously, Fiat Partecipazioni sold receivables from Rubattino 87 S.r.l., amounting to approximately 40.2 million euros to the Aedes Group as well.

Turin, December 23, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 27, 2005

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney